# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Geoship SPC
12255 Red Dog Rd
Nevada City, CA 95959
geoship.is

Up to $106,999.92 in Common Stock at $0.54
Minimum Target Amount: $9,999.72

## Company:

**Company:** Geoship SPC
**Address:** 12255 Red Dog Rd, Nevada City, CA 95959
**State of Incorporation:** WA
**Date Incorporated:** January 24, 2014

## Terms:

### Equity

**Offering Minimum:** $9,999.72 | 18,518 shares of Common Stock
**Offering Maximum:** $106,999.92 | 198,148 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $0.54
**Minimum Investment Amount (per investor):** $305.10

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

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**Voting Proxy.**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

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# Perks*

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## BONUS SHARES PERKS (EARLY INVESTORS)

– Invest in first 9 days and receive 45% bonus shares.

– Invest in first 18 days and receive 36% bonus shares.

– Invest in first 27 days and receive 27% bonus shares.

– Invest in first 36 days and receive 18% bonus shares.

– Invest in first 45 days and receive 9% bonus shares.

– Invest in first 54 days and receive 6% bonus shares.

– Invest in first 63 days and receive 3% bonus shares.

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## FREE DOME PERK (ALL INVESTORS)**

If we reach our $1 million dollar goal — 3 Investors will be randomly selected to receive one free bioceramic dome.

**Terms

1) One entry for every share purchased.

2) Winners will be selected through a transparent lottery within 90 days of completion of this fundraise.

3) Domes delivered at start of full scale production (2021/2022).

4) Award of Geoship Bioceramic Dome is contingent upon Geoship successfully starting production.

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## DOME DISCOUNT PERKS (ALL INVESTORS)

Invest > $999 — for early access to reservations and a $499.50 dome discount.

Invest > $9,999 — for early access to reservations and a $4,999.50 dome discount.

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*All perks occur when the offering is completed.*

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**The 10% Bonus for StartEngine Shareholders**

Geoship SPC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.54/ share, you will receive 110 Common Stock, meaning you'll own 110 shares for $54. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

Geoship is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bioceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

Affordable housing, homelessness, and climate change are global crises. There is a severe need for innovations in material science and construction technologies.

Geoship functions as a vertically integrated homebuilder and consumer brand. We source raw minerals from a commodities market and deliver finished homes. The buying process begins with a refundable reservation deposit, then a down payment for design work, another payment at production start, and final payment upon shipping. Geoship then cooperates with contractors to perform site work, installations, and finish work. In the future, Geoship plans to reclaim our own raw minerals (green mining, carbon capture, and reclaimation of waste streams from deasilnation, sewage treatment, etc) and supply bags of bioceramic to industry partners for a wide variety of applications across the built environment.

### Competitors and Industry

Geoship is a vertically integrated home building company. Our regenerative architecture technology bridges the gap between the affordable housing, green building, and wellness markets. Geoship serves the wellness and green building markets with geodesic auxiliary dwellings and ecologically or spiritually focused retreat centers. Geoship sells tiny, small, and medium sized homes to help fill the critical gap in affordable housing. The company is also collaborating with giant technology corporations and local governments to build transitional villages and transcend homelessness across the nation.

There are only a small handful of vertically-integrated construction companies, and they've all been founded in the last 3-5 years—Regen Villages, Revolution Precraft, Blokable, Icon3D, and Katerra. Geoship is in a slightly earlier development stage than these companies. Our technology is also more disruptive because we're using a new material science, a multi-stakeholder cooperative business model, and entering the market with an unconventional and iconic design.

*Current Stage and Roadmap*

Geoship has not yet delivered finished product to customers. We are currently building the third generation of our geodesic panel prototype, and have built one full size dome engineering prototype. Our next step is to build our minimum lovable dome and begin pilot production (2-3 domes/month). As a supplmental plan we're developing ceramic materials for spray-on fireproofing applications, monolithic ceramic roof systems, cast in place/tilt up wall structures, and potentially many other applications across the built environment.

## The Team

### Officers and Directors

**Name:** Morgan Bierschenk

Morgan Bierschenk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director, CEO
  **Dates of Service:** January 24, 2014 - Present
  **Responsibilities:** Morgan founded Geoship and runs daily operations. His primary responsibilities are strategic execution, vision, and culture/brand. Salary (after fundraise): $90,000. Equity compensation: 10,000,000 shares of common stock.

**Name:** Bastiaan Kools

Bastiaan Kools's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Secretary, Creative Director
  **Dates of Service:** December 12, 2016 - Present

**Responsibilities:** Co-Founder and Creative Director. Primary responsibilities include product design, vision, and culture/brand. Salary (after close of fundraise): $90,000. Equity compensation - 4,000,000 stock options vesting over 5 years.

Other business experience in the past three years:

- **Employer:** ArtEZ Institute of the Arts
  **Title:** Teacher
  **Dates of Service:** September 01, 2014 - February 01, 2017
  **Responsibilities:** Teach Design Research and Public Space

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
Geoship has not yet completed product development. By investing in Geoship now, you are investing in a vision, because you believe in the team, market, and technology. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
Our cost estimates are only estimates because Geoship has yet to finish product development. In order for Geoship to meet its financial projections of $125M in revenue by 2024, the company has to produce and sell at least 900 small homes per year. This is approximately 0.07% of the current US single family housing market. In other words, you are betting that approximately one in one thousand home buyers will chose to build bioceramic domes rather than conventional homes. Or that bioceramic

domes will attract new buyers who are currently renting or buying used homes rather than new construction. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company, based upon financial projections and comparisons to similar companies. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company is owned by founders who are on a mission to build a better world that nourishes the human spirit. The founders are stewards and plan to establish a perpetual purpose driven trust that governs Geoship. This means it's extremely unlikely or impossible that Geoship will ever be acquired by an existing corporation. Geoship does plan to establish a market for it's securities to provide an exit for investors. However this market does not currently exist and there may never be one.

### If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

### We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational bioceramic dome or that the dome may never be used for housing. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

### Developing new products and technologies entails significant risks and uncertainties
We are currently in the product development stage and have only manufactured a prototypes for our bioceramic dome. Delays or cost overruns in the development of bioceramic domes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

## Minority Holder; Securities with No Voting Rights

The common stock that an investor is buying proxies the voting right back to the Geoship Founders. This means that you will have no rights in dictating on how the Company will be run. Geoship intends to set up a liquid democracy platform so that the voice of all investors will be heard and voting will be done on a 'one person one vote' basis. Investors who own more shares will not have more votes. Additionally, investors will not be the only stakeholders. Customers, nature trustees, and Geoship employees will also have voting rights. However, the liquid democracy platform does not yet exist, and may never exist. So you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

## Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that by building a brand and continuing to earn more media, bioceramic domes will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

## We are an early stage company and have not yet generated any profits

Geoship was formed on 1/4/2014. The founders have been boot strapping the company for over 5 years and Geoship was in "stealth mode" for the first 4 years. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Geoship has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

## We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bioceramic domes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

## Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Morgan Bierschenk | 10,000,000 | Common Stock | 60.0 |
| Bastiaan Kools | 4,000,000 | Common Stock | 24.0 |

## The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE with $1.5M CAP, SAFE with $3M CAP, and SAFE with $4M CAP. As part of the Regulation Crowdfunding raise, the Company will be offering up to 198,148 of Common Stock.

### Common Stock

The amount of security authorized is 25,000,000 with a total of 16,660,000 outstanding.

### Voting Rights

1 vote per share

### Material Rights

The total amount of common stock outstanding of 16,660,000 shares includes 6,000,000 in granted, but unvested or unexercised stock options.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

### Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

### Voting Rights

The voting rights of any future class of preferred stock designated by the board of directors may be designated at a future time.

### Material Rights

"The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

### SAFE with $1.5M CAP

The security will convert into Preferred stock and the terms of the SAFE with $1.5M CAP are outlined below:

**Amount outstanding:** $78,500.00
**Maturity Date:** January 01, 2100
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $1,500,000.00
**Conversion Trigger:** Equity Financing or Liquidity Event

### Material Rights

**Note:** *as of December 30, 2019, $75,000 of the $78,500 is pending a conversion into a $54,000 debt with 8% annual interest and a pre-purchased dome.*

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents

### 1. Events

**(a) Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of:

(1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or

(2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

**(b) Liquidity Event** . If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

### *SAFE with $3M CAP*

The security will convert into Preferred stock and the terms of the SAFE with $3M CAP are outlined below:

**Amount outstanding:** $45,000.00
**Maturity Date:** January 01, 2100
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $3,000,000.00
**Conversion Trigger:** Equity Financing or Liquidity Event

### *Material Rights*

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents (It has not been modified.)

**1. Events**

**(a) Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

**(b) Liquidity Event** . If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

### *SAFE with $4M CAP*

The security will convert into Preferred stock and the terms of the SAFE with $4M CAP are outlined below:

**Amount outstanding:** $30,000.00
**Maturity Date:** September 11, 2019
**Interest Rate:** 0.0%
**Discount Rate:** %
**Valuation Cap:** $4,000,000.00
**Conversion Trigger:** Equity Financing or Liquidity Event

*Material Rights*

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents (It has not been modified.)

**1. Events**

**(a) Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

**(b) Liquidity Event.** If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

## What it means to be a minority holder

As a minority holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $45,400.00
  **Use of proceeds:** Product Development and Market Validation
  **Date:** September 10, 2018
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
  **Final amount sold:** $68,100.00
  **Use of proceeds:** Material and equipment purchases, product development, and market validation.
  **Date:** November 22, 2017
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $200.00
  **Number of Securities Sold:** 2,000,000

Use of proceeds: Administrative
Date: July 26, 2017
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $67,072.00
  **Number of Securities Sold:** 132,000
  **Use of proceeds:** In-kind rent
  **Date:** December 31, 2018
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
  **Final amount sold:** $49,720.00
  **Use of proceeds:** Product development and marketing
  **Date:** November 16, 2019
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
  **Final amount sold:** $30,000.00
  **Use of proceeds:** Administrative, legal, and market development.
  **Date:** September 11, 2019
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** SAFE
  **Final amount sold:** $10,000.00
  **Use of proceeds:** Product development and administrative
  **Date:** January 02, 2019
  **Offering exemption relied upon:** 506(b)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

The company is pre-revenue and has been incurring expenses to support the design and production of affordable regenerative bioceramic composite homes. Research and development cost went from $17,080 in 2016 to $55,246 in 2017, up 223%, and went down 60% to $21,647 in 2018. However, these dollar amounts do not reflect work completed. The two primary founders have both been working 70 hours/week continuously for over 3+ years for equity and little to no cash (other than a nominal stipend that is much less than minimum wage).

**Historical results and cash flows:**

As discussed above, the company is pre-revenue. The company operating expenses decreased from $96,427 in 2017 to $72,703 in 2018 mainly because of a decrease of 61% in research and development cost. The decrease was due to the company having remaining materials from 2017 to use in 2018. The company's net loss also went down from 22% from a loss of $97,510 in 2017 to $76,337 in 2018 as the company was able to reduce its costs.

The company had no cash in bank and has just been using the money from SAFEs convertible notes and the loans from its founders to finance operations. However, in 2019, the company signed a contract with Zappos, its first customer for $35,000 in revenues. The company plans to open reservations again in 3-4 months and to start pilot production in 6-9 months from the closing of the fundraise. We believe that pilot production will bring revenue of approximately $60k to $120k per month. Reservation deposits will go into an escrow account.

Management believe that Bioceramic domes are a naturally viral product. We have very exciting projects in the pipeline like our "Homes For The Domeless" program. Geoship enters the market as a visionary community building brand. We partner with corporations and cities to house the homeless and generate awareness for our regenerative technology and business model.

Geoship's first mover advantage, proprietary manufacturing technology, revolutionary product, cooperative business model, and network of allies in the regenerative economy are just a few of the long-term competitive advantages.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of December 16, 2019, the company has about $15,000 cash in bank, and has received additional investment from SAFEs notes in the amount of $39,720.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital**

resources available?)

The company will be viable regardless of the campaign. We anticipate the campaign to provide approximately 50% of the total funds the company will have. With the other 50% coming from corporate sponsors, government incentives, and strategic investors. Currently the company is bootstrapping, with minimal friends/family investment. Because the founders are working for equity rather than cash, the burn rate is very low. The business can sustain itself indefinitely but additional capital is required to complete product development and begin pilot production.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The company will be viable regardless of the campaign. We anticipate the campaign to provide approximately 50% of the total funds the company will have. With the other 50% coming from corporate sponsors, government incentives, and strategic investors. Currently the company is bootstrapping, with minimal friends/family investment. Because the founders are working for equity rather than cash, the burn rate is very low. The business can sustain itself indefinitely but additional capital is required to complete product development and begin pilot production.

The company will need $450K to $1M to begin pilot production. In pilot production the company will reach an Annual Revenue Run Rate of $1M to $2M.

The company will need an additional $3M to $5M to begin full scale production. In full scale production the company can reach an Annual Revenue Run Rate of $40M to $70M.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise only the minimum, all of the capital (minus the StartEngine Fees) will go towards marketing. Geoship will continue generating earned media, and on-boarding influencers to build more interest in the fundraise. Because the founders are working for equity, and very minimal subsistence pay, this process can continue indefinitely.

**How long will you be able to operate the company if you raise your maximum funding goal?**

When we raise our $107k funding goal, we will spend approx 2/3 on product development and approx 1/3 on marketing/operating capital. The founders will continue working for a minimal subsistence pay, and the company will continue to operate indefinitely. Our plan is to increase our raise to $1M.

When we raise $1M our goal will be to begin pilot production of 2-4 of our smallest (200sf) bioceramic domes per month (Annual Revenue Run Rate of $1M to $2M). We will also allocate capital to filing patents. We expect it to take 6-12 months from the time we close the $1M fundraise to begin pilot production. We will also allocate some capital toward developing hyper realistic virtual tours and video content for the larger domes and whole geodesic villages - to generate additional earned media and increase our sales pipeline.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We anticipate low interest loans and various incentives from corporate sponsors and government organizations. The company is also currently raising equity capital from strategic accredited investors. Once we are in production, Geoship will be more established. This will open new sources of debt financing and incentives, including construction loans, reservation deposits, additional corporate sponsorships, and government incentives. Because Geoship is addressing the crises of affordable housing, homelessness, and climate change, we anticipate a great deal of government incentives becoming available, especially with the passing of a "green new deal". Government incentives could include grants, tax breaks, factory construction, discounted loans, and environmental credits.

## Indebtedness

- **Creditor:** Bastiaan Kools
  **Amount Owed:** $200.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 03, 2023
  On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200. The loan carries no interest and matures after 72 months from the date of agreement.

- **Creditor:** Asgeir Andri Guomundsson
  **Amount Owed:** $1,000.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 03, 2023
  On January 3, 2017, the company signed a simple loan agreement with Asgeir Andri Guomundsson in the amount of $1,000. The loan carries no interest and matures after 72 months from the date of agreement.

- **Creditor:** Morgan Bierschenk
  **Amount Owed:** $18,491.00

**Interest Rate:** 0.0%
**Maturity Date:** July 27, 2023
On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement.

- **Creditor:** Carney Badley Spellman Law Firm (Geoship's Company Lawyer)
  **Amount Owed:** $4,530.50
  **Interest Rate:** 0.0%
  **Maturity Date:** January 01, 0001

- **Creditor:** SAFE Noteholders
  **Amount Owed:** $153,500.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 01, 0001
  From 2016 to 2018, the company received money from investors in the form of safe notes that will later be converted into Preferred or Common Stock at an equity event. None of SAFEs are converted as of December 30, 2019.

- **Creditor:** Jeff Mendelsohn
  **Amount Owed:** $54,000.00
  **Interest Rate:** 8.0%
  **Maturity Date:** January 01, 0001
  The debt is currently being converted from a $75,000 SAFE investment. The SAFE holder plans to convert the SAFE into (i) a 54,000 loan with a 8% interest that must be repaid by 4% of the company's annual revenue and (ii) a pre-purchased dome as specified by the holder. Actual terms have not been finalized.

## Related Party Transactions

- **Name of Entity:** Bastiaan Kools
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200.
  **Material Terms:** The loan carries no interest and matures after 72 months from the date of agreement.

- **Name of Entity:** Morgan Bierschenk
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491.
  **Material Terms:** The loan carries no interest and matures after 72 months from the date of agreement.

- **Name of Entity:** Jeff Mendelsohn
  **Relationship to Company:** Advisor
  **Nature / amount of interest in the transaction:** The transaction is currently being converted from a $75,000 SAFE investment. The SAFE holder plans to convert the SAFE into (i) a 54,000 loan with a 8% interest that must be repaid by 4% of the company's annual revenue and (ii) a pre-purchase Dom as specified by the holder.
  **Material Terms:** Actual terms have not been finalized.

- **Name of Entity:** Asgeir Andri Guomundsson
  **Relationship to Company:** Advisor
  **Nature / amount of interest in the transaction:** On January 3, 2017, the company signed a simple loan agreement with Asgeir Andri Guomundsson in the amount of $1,000.
  **Material Terms:** The loan carries no interest and matures after 72 months from the date of agreement.

## Valuation

**Pre-Money Valuation:** $8,996,400.00

**Valuation Details:**

We prepared a costing model and financial projections based on our demonstrated customer demand, and our expected profit margins. We applied a terminal valuation multiple of 10x EBITDA which is significantly lower than comparable companies.

To further justify our valuation, we compared Geoship to other vertically integrated homebuilding companies. The conditions were a) company is founded in the last 5 years b) company manufactures prefabricated buildings, performs architectural services, and performs general contracting. We only know of 4 other companies like this. The first is Katerra, founded in 2015 Katerra has already raised $1.2B over 7 rounds of venture financing, and is reported to be currently valued at $4B. The second is Blokable. Blokable raised a $6M seed round at an estimated valuation of $18M to $36M. Blokable then raised a $30M series A at an estimated valuation of $90M to $180M. The third is Icon3D. Icon raised a $9M seed round at an estimated valuation of $27M to $54M. The fourth is Revolution Precrafted. Revolution's seed funding came from the founder. The company then raised a $15M series A at a valuation of $234M.

Based on these comparable, we expect Geoship's valuation to be significantly higher than the current valuation once we begin pilot production in 6-12 months. We believe it's possible that Geoship does not need to raise additional equity capital. Because the company is addressing affordable housing, homelessness, and climate change, a great deal of debt financing and subsidies could be available. Based on this information we believe Geoship's $9M valuation is fair.

The Company set its valuation internally, without a formal-third party independent valuation.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will generate more earned media, and promote it on social networks. We will develop some better video content and partnerships to help us share it far and wide.

If we raise the over allotment amount of $106,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  13.5%
  Nationwide educational campaign to build brand awareness.

- *Working Capital*
  20.0%
  Working capital to cover critical expenses like rent, meals, software fees, and legal/accounting. Founders will continue to draw minimal subsistence salaries, until the company raises at least $500K.

- *Product Development*
  63.0%
  We will develop our 4th generation mold system. We will buy additional materials, make more panels, pay for ASTM testing, and file patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at geoship.is (geoship.us/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/geoship

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Geoship SPC

*[See attached]*

I, Morgan Bierschenk, the Co-Founder/Chairman/CEO of Geoship S.P.C, hereby certify that the financial statements of Geoship S.P.C, and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of December 30, 2019.



Co-Founder/Chairman/CEO of Geoship SPC

12/30/2019

**GEOSHIP S.P.C**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED**
**DECEMBER 31, 2018 AND 2017**

GEOSHIP S.P.C
Index to Financial Statements
(unaudited)

## GEOSHIP S.P.C
## BALANCE SHEETS
## DECEMBER 31, 2018 AND 2017
(unaudited)

|  | December 31, 2018 | December 31, 2017 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and Cash Equivalents | - | - |
| Inventory | 80 | - |
| Total Current Assets | 80 | - |
| Non-Current Assets | | |
| Fixed Assets , net | 2,568 | 3,650 |
| Total Non Current Assets | 2,568 | 3,650 |
| **TOTAL ASSETS** | $ 2,648 | $ 3,650 |
| | | |
| **LIABILITIES & EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Other Current Liabilities | 10,266 | 1,755 |
| Total Current Liabilities | 10,266 | 1,755 |
| Non-Current Liabilities | | |
| Shareholders Loans | 18,491 | 21,391 |
| Convertible SAFEs Notes | 113,500 | 68,100 |
| Loan Payable | - | - |
| Total Non-Current Liabilities | 131,991 | 89,491 |
| Total Liabilities | 142,257 | 91,246 |
| | | |
| Equity | | |
| Common Stock, $0.0001 par value, 25,000,000 shares authorized, 2,132,000 and $2,000,000 issued and outstanding as of December 31, 2018 and 2017 | 213 | 200 |
| Preferred Stock, $0.0001 par value, 5,000,000 shares authorized, 0 issued and outstanding | - | - |
| Additional Paid In Capital | 82,959 | 58,648 |
| Retained Earnings | (146,444) | (48,934) |
| Net Income | (76,337) | (97,510) |
| Total Equity | (139,608) | (87,596) |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ 2,648 | $ 3,650 |

4

# GEOSHIP S.P.C
## STATEMENTS OF OPERATIONS
### FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| **Revenue** | $ - | $ - |
| Cost of Goods Sold | 2,765 | - |
| Gross Margin | (2,765) | - |
| Expenses | | |
| Advertising and Marketing | 165 | 36 |
| General and Administrative Expenses | 50,891 | 41,145 |
| Research and Development | 21,647 | 55,246 |
| Total Expense | 72,703 | 96,427 |
| Operating Income/(Loss) | (75,467) | (96,427) |
| Depreciation | (1,082) | (1,083) |
| Amortization | - | - |
| Non Operating Expenses | | |
| Interest Expense | - | - |
| Other (Loss)/Income | 213 | - |
| Total Other Income (Expense) | (869) | (97,510) |
| Deferred Income Taxes | - | - |
| **Net income/(Loss)** | $ (76,337) | $ (97,510) |

## GEOSHIP S.P.C
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
### (unaudited)

| | Common stock | | Preferred stock | | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| December 31, 2016 | - | $ - | - | $ - | $ 34,324 | $ (48,934) | $ (14,610) |
| Contribution | 2,000,000 | 200 | - | - | 24,324 | - | 24,524 |
| Distribution | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | (97,510) | (97,510) |
| Balance at December 31, 2017 | 2,000,000 | 200 | - | - | 58,648 | (146,444) | (87,596) |
| Contribution | 132,000 | 13 | - | - | 24,311 | - | 24,324 |
| Distribution | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | (76,337) | (76,337) |
| Balance at December 31, 2018 | 2,132,000 | $ 213 | - | $ - | $ 82,959 | $ (222,781) | $ (139,608) |

## GEOSHIP S.P.C
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
### (unaudited)

| | December 31, 2018 | December 31, 2017 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ (76,337) | $ (97,510) |
| Depreciation | 1,082 | 1,083 |
| Amortization | - | - |
| Total Adjustments to reconcile Net Cash Provided By Operations: | | |
| Inventory | (80) | - |
| Other Current Liabilities | 8,511 | 1,755 |
| **Net Cash Provided By Operating Activities:** | **(66,824)** | **(94,672)** |
| | | |
| **Cash flows from Investing Activities** | | |
| Property and equipment | - | - |
| **Net Cash used in investing activities** | **-** | **-** |
| | | |
| **Cash flows from Financing activities** | | |
| Borrowings on Loans | (2,900) | 4,650 |
| Convertible Notes-SAFEs | 45,400 | 65,000 |
| Issuance of stock | 13 | 200 |
| Contribution | 24,311 | 24,324 |
| **Net cash received from financing activities** | **66,824** | **94,174** |
| | | |
| Net (decrease) increase in cash and cash equivalents | 0 | (498) |
| Cash and cash equivalents at beginning of period | - | 498 |
| **Cash and cash equivalents at end of period** | **$ 0** | **$ 0** |

6

## NOTE 1 – NATURE OF OPERATIONS

Geoship S.P.C was formed on January 4, 2014 ("Inception") in the State of WA. The financial statements of Geoship S.P.C (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freeland, Washington.

Geoship is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bioceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.


*Revenue Recognition*

The Company will recognize revenues from the sale of its regenerative bioceramic composite homes when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.


*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and WA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.


*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.


**NOTE 3 – DEBT**

*Shareholders Loans*

On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200. The loan carries no interest and matures after 72 months from the date of agreement.

On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement.


*Friends/Family Loans*

On January 3, 2017, the company signed a simple loan agreement with one Asgeir Andri Gudmundsson in the amount of $1,000. The loan carries no interest and matures after 72 months from the date of agreement.


*Convertible SAFEs Notes*

From 2016 to 2018, the company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock at an equity event. As of December 31, 2018, and December 31, 2017, the outstanding principal amount of SAFE was $113,500 and $68,100 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2018 and December 31, 2017.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

On January 15, 2016 and On October 1, 2017, the company entered a memorandum of understanding agreement with Steve Shapiro, investor and advisory board member. Per the memorandum, Steve began accumulating 'in kind' investment by providing free rent and utilities for Geoship S.P.C at the farmhouse located at 5488 Freeland Ave, Freeland, WA. The monthly rent including utilities is $2,500. An occupancy agreement was entered into with the Steve Shapiro for the same location on December 12, 2018 for $2,000 monthly rent. The agreement expired on April 30, 2019.

The total amount of 'in-kind' rent exchange from Jan 15, 2016 to April 30, 2019 was approx $75,000 (some rent was paid in cash). In exchange for paying the monthly rent and utilities at the farmhouse, Geoship S.PC issued 132,000 shares of common stock to Shapiro.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*

We have authorized the issuance of 25,000,000 shares of our common stock with $0.0001 par value. As of December 31, 2018, and December 31, 2017, 2,132,000 and 2,000,000 were issued and outstanding in both years.

*Preferred Stock*

We have authorized the issuance of 5,000,000 shares of our preferred stock with $0.0001 par value. As of December 31, 2018, and December 31, 2017, none were issued and outstanding in both years.

## NOTE 6 – RELATED PARTY TRANSACTIONS

On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200. The loan carries no interest and matures after 72 months from the date of agreement.

On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through December 21, 2019, the issuance date of these financial statements.

In January 2nd 2019, the company issued a SAFE agreement with a $3,000,000 CAP to Gregory Kellett for his investment of $10,000.

In January 2019, the company signed a contract with Zappos to design and develop bioceramic composite homes. The company received $15,225 of that contract on February 14, 2019 and another $20,000 on July 16, 2019.

On Sept 11, 2019, the company issued a SAFE agreement with a $4,000,000 CAP to Reggie Luedtke for his investment of $30,000.

On November 16, 2019, the company signed an advisory agreement with Reggie Luedtke to act as an advisor to the firm. As part of the agreement, the company offered Reggie Luedtke a 1% Advisory Equity Compensation option to purchase 33,000 shares of common stock at the exercise price equal to the fair market value of the company's common stock.

On December 21, 2019, the company board of directors authorized a 5:1 stock split. Bringing the total number of shares issued from 2,132,000 to 10,660,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*



Start Investing Get Funding Sign In

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# Geoship SPC

Regenerative Architecture







Website Nevada City, CA TECHNOLOGY MANUFACTURING

Geoship designs and produces affordable, regenerative, resilient, and healthy homes. Our vision is a revolution in homebuilding—to reconnect human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature.

**$0.00** raised

| | |
|---|---|
| 0 Investors | 60 Days Left |
| $0.54 Price per Share | $9M Valuation |
| Equity Offering Type | $305.10 Min. Investment |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview Team Terms Updates Comments Follow

## Reasons to Invest

- Revolutionary Technology: Zero-carbon ceramic homes.
- Disrupting a $24T Dollar Industry: Beginning with an enthusiastic niche.
- Strong Team and Partnerships: Founding team has deep experience in human centered design, CNC mold making, and green ceramic manufacturing. Corporate partnership to transcend homelessness across the USA.

## A Homebuilding Revolution

# A Homebuilding Revolution

When Buckminster Fuller was building geodesic domes in the 60's and 70's, he said they were like wooden spaceships. **Bucky predicted it would be 50-100 years before the material science would catch up** to his new geometry. **Right on cue, in 2004, the general theory and compositions of a new ceramic material science was announced** to the world. We're combining the materials and geometry that maximize efficiency. We believe **bioceramic domes will replace wood boxes as the 'bread and butter'** of 21st century home building.



Hazel Larsen Archer (American, 1921-2001), "R. Buckminster Fuller at Black Mountain College" Summer 1948.

*"My brother and I started building a home for our family. We did the work ourselves, on a shoestring budget, with reclaimed materials and lumber we milled on the land. Then we started questioning — with all of our technology — WHY are we still building with sticks and nails? How does nature build protective shells? Why does it feel so good to step outside the boxes we live in? We started engineering a new kind of home.*

*Our founding team has decades of experience in human-centered design, CNC mold making, and green ceramic manufacturing. Some of the top architects and material scientists in the world have joined our advisory.*

*We're building the next great American home. **We need more than new technologies to protect the planet, we need to create a new paradigm of living in community in harmony with the land**."*

*~ Morgan Bierschenk Geoship Co-Founder and CEO*



The Ultimate Material,
**The Ultimate Geometry.**





- Low Cost
- Regenerative
- 100% Non-Toxic
- 500 Year Design Life
- Fireproof
- Hurricane Resistant
- Earthquake Resistant
- Mold Resistant
- Insect Resistant
- EMF Harmonizing
- CO2 Sequestering
- High Energy Efficiency
- Passive Solar Heating
- Packed In Container
- Installed In Days
- Near Zero Waste
- Recyclable

**Disclaimer:** All images of the bioceramic domes are computer-generated. The product is still in development.

# Geoship Raises The Bar*

### All-Ceramic Composites

Bioceramic domes bypass all conventional building materials. **The framing, insulation, and panels are 100% bioceramic composite materials.** We entrain the ceramic with air to make insulation. We combine the ceramic with basalt and hemp fiber to form the panels and framing.

### Affordable

We estimate go-to-market **turnkey prices to be $45K to $230K** (depending on size). This price estimate includes everything: delivery, permitting, installation, mechanical systems, interior finishings, appliances, and even electrochromic glass for privacy and passive solar heating/cooling. Bioceramic domes are a **mass production technology that enables the leap onto a new affordability curve.**

### Resilient

Ceramic composites are **fireproof to 2,300F.** They provide **no food for mold or insects.** The dome structure distributes stresses and strains perfectly, making it the most earthquake proof and **hurricane proof** structure known to man. Bioceramic domes are engineered to **last for over 500 years.** There is nothing to rot, rust, or deteriorate. They can be **repaired and resurfaced** with the same ceramic material.

### Zero-Carbon

The precast ceramic panels could actually **sequester more CO2 than was released in their production**. The raw minerals can be harvested from seawater desalination plants, sewage treatment plants, and other non-toxic **waste stream sources**. Old bioceramic panels **can be recycled** into new bioceramic panels, or pulverized and used as fertilizer.

### Nature Technology

The chemical composition of Geoship bioceramic is **similar to bone and shells**. The same material is now revolutionizing the orthopedic industry as a fast-cure bioactive bone cement. Ancient civilizations used similar ceramic materials to build sacred temple complexes like the **great pyramids of Giza**.

### Health Optimizing

Bioceramic domes **mimic the natural light, water, and electromagnetic environment.** The design uses earthing floors, natural spectrum light, and vortex water to restore the conditions that humans evolved with on Earth. The high dielectric ceramics and fractal geometry function like a stone circle or a pyramid. Bioceramics **reflect >80% of radiant heat and emit high far-infrared light**. Professional athletes are now using bioceramic powders in clothing because the far-infrared light catalyzes the body's natural healing process.

\*The statements above represent our goals and what we believe to be true. Bioceramic domes are in development.



**Geoship is launching a cooperative program with City Repair Project, Zappos, and Buckminster Fuller Institute to transcend homelessness across the USA.**

---

THE PROBLEM

# It's bad news. Housing is unaffordable, unsustainable, and unhealthy.



## Homebuilding Needs To Evolve

- There's an **affordable housing crisis** across the USA.
- **Climate change** is increasing extreme weather.
- Building construction and operation is **unsustainable**.
- **Toxic materials** and mold lead to chronic health issues.
- There's an **urgent need** for new materials and innovations in housing.

1900 / 2019

## Unaffordable

**Average Americans can no longer afford a home** in 74% of the housing markets. According to a 2016 McKinsey report, **California alone needs 3.5 million housing units by 2025** (more than three times the current pace) to regain any semblance of affordability. The theoretical cost is outlandish ($1.6 trillion).

## Unsustainable and Unsafe

Building construction and operation accounts for 40% of global CO2 emissions. Construction projects generate up to 40% of the landfill waste in the US. **In 2017, the US was impacted by 16 separate disaster events**, totaling over $300b in damage. After a record breaking year for extreme weather events, resiliency is becoming the new sustainability. The October 2017 **California fires damaged or destroyed over 15,000 homes** and took 44 lives. A month earlier **Hurricane Harvey in Florida damaged or destroyed over 200,000 homes** and took 88 lives. (source of disaster statistics - climate.gov)

## Unhealthy

**Nearly half of all Americans** suffer from at least one chronic disease. The Toxic Substances Control Act was enacted by the EPA in 1976, but it's updated so rarely that experts refer to it as "The 40 Year Old Virgin". Is this rise in chronic disease related to the buildings we live in — the **potentially toxic chemicals, mold growth, poor ventilation, artificial light, electromagnetic radiation**, contaminated water, and disconnection from the Earth?

## Disconnected

**The former US Surgeon General has declared loneliness (weak social connections) as the fastest-growing public health crisis**, roughly the same impact as smoking 15 cigarettes a day. Is the way we design our homes and communities contributing to loneliness? Zoning that's limited to detached single family housing is practically gospel in America, but officials across the nation are starting to make seemingly heretical moves. **In June 2019 the Oregon legislature passed a law that essentially bans single family zoning in most of the state**. California lawmakers have drafted a similar bill.

Mark Lakeman, a national leader in the development of sustainable public places **tells a story about the Roman Grid**: *"Our gridded street pattern, a result of the grid laid out by the US Congress in the Land Ordinance of 1785, was developed by the Roman army as a means to control a conquered territory. This imposed pattern has suppressed our natural impulse to gather with our community."*



The Roman Grid is being repatterned by City Repair Project volunteers in Portland Oregon — through "Intersection Repair" and permaculture design principles.

OUR SOLUTION

# Geoship transforms homebuilding with new materials and regenerative architecture.

We design and mass-produce life-enhancing homes. **Our solution uniquely addresses multiple crises; affordable housing, homelessness, climate change, chronic disease, and loneliness.** Geoship addresses all the shortfalls of housing with **zero-carbon bioceramic composites**.

## Dome vs. Box
New Levels Of Sustianability And Efficiency

 Bioceramic  Wood

| | Dome | Box |
|---|---|---|
| • Embodied CO2* | 0-5 Tons | 83-141 Tons |
| • Maintenance Cost** <br> ($ per 100 years) | 5,040 | 305,033 |
| • Construction Waste | 0.07 Tons | 8.0 Tons |
| • Outside Surface Area <br> (House with a floor area of 1,920 sq ft) | 1,831 sq ft | 3,815 sq ft |

Half the surface area is **half the material cost.**

\* Approximate embodied CO2 for a two-story wood box home vs two-story bioceramic dome home. Carbon negative construction is possible.
\*\* Includes regular building envelope maintenance (paint, roofing, and siding).

## Bioceramic Architecture

We produce bioceramic panels rapidly with **high quality and low cost**. The structures are designed to deliver on ALL of the top 17 sustainable home trends of 2018, while also being **fireproof, 100% non-toxic, potentially carbon-negative**, assembled on site in a matter of days, **optimized for health**, and able to **last for over 500 years**.



How It Works

**Electrochromic Glass**
Dynamic tinting glass controls light and glare independently.

**Embedded Systems**
Electrical and plumbing already integrated.

**Strength**
Integral frame of basalt rebar and high strength ceramic.

**Inside Layer**
Bioceramic hemp composite with high acoustic insulation.

**Insulation**
Cellular ceramic with a high R-value and a tight envelope.

**Outside Layer**
Fiber reinforced ceramic with integral color.

## Bioceramic Materials

Bioceramic (An Inorganic Polymer) enables **never-before-possible applications across the built environment**. This new family of materials are **highly crystalline**, flash cure at room-temperature, and form strong molecular bonds with metal, wood, and concrete. Unlike Portland cement, bioceramic composites

could **last for 1000's of years** and potentially **sequester more CO2** than was emitted in their production. The **raw minerals can be reclaimed** from seawater desalination plants, wastewater treatment plants, and many other **non-toxic waste stream sources** (source of all material stats). **Bioceramic panels can be recycled** into new bioceramic panels or used as an awesome fertilizer.


GeoRok
Ultra High Strength
No Heat Required
Strong Cold Bonding
Very Fast Cure
Highly Crystalline
Sequesters CO2
Utilizes Waste Streams
100% Non-Toxic
Bioactive
Waterproof
Fireproof
>80% Heat Reflectivity
Low Thermal Expansion
Light and Flexible Composites
Comparison Bioceramic Portland Cement
Compressive Strength 12,000 psi 4,000 psi
Flexural Strength 1,700 psi 700 psi
Sheer Bond Strength 5,922 psi 150 psi
Water Absorbsion <2 % 5 - 20 %

## Regenerative Communities

Today, developers build neighborhoods, and sell homes to buyers who can pay the highest price. **Geoship turns the tables and puts the customer in charge.** We provide tools for customers to network into communities and **democratize the design build** process. Imagine designing a geodesic village with your friends, then building it together and throwing one of the best parties ever. **This is the future of regenerative community architecture.**

We're starting with **three different sized domes that all connect to one another**. Geoship will evolve beyond domes into a wide variety of beautiful and efficient geometric forms.





Single          Double          Family          Co-Housing

## People Want Something Different

"*Natural*" and "*Different*" are common words we hear people use to describe their dream home. Yet every single neighborhood in the USA is made up of rectilinear houses. Sooner or later this is bound to change. Who doesn't want to live outside the box?

---

THE MARKET

# Bridging the gap between affordable housing, green building, and wellness.

Even the **$24T global construction market** **will be disrupted**. Seven of the top ten fastest-growing industries in the US are related to construction. Yet construction companies traditionally invest **less than 1% of revenue in new technologies** — lower than every other major industry. Geoship is poised to disrupt construction with a new material science, new production technologies, and a **never-before-possible combination of affordability, sustainability, and wellness.**

## US ACCESSORY DWELLING UNIT MARKET

- Flexible Space / Backyard Dwellings
- Hoteliers
- Nature Retreat Centers

Total Market:*

### $46.8B

Serviceable Market:**

### $17.3B

Obtainable Market:***

### $867M

Our projection for Total Market, Serviceable Market and Obtainable Market are calculated internally based on our search, without any third party consultation or validation.

* Based on Geoship research of all housing markets where ADU's are legal or will soon be legal.
** Total Market X 37% Cultural Creatives.
*** Serviceable Market X 5% penetration.

First we're **launching in creative cities and towns** where Accessory Dwelling Unit (ADU) construction is surging. In 2017 CA state **legislators passed a law that made ADUs legal in all California cities**. Two years later building permits for ADUs in Los Angeles county comprised a whopping **one fifth of permits issued for all homes.** These backyard cottages are a game-changer for homeowners and an important piece of the affordable housing solution. **The most popular rental OF ALL TIME on Airbnb is a tiny geodesic dome** in the woods.



**AFFORDABLE REGENERATIVE COMMUNITY MARKET**

- Transitional Communities
- Intentional Communities
- Developer Built Communities

Our projection for Serviceable Market and Obtainable Market are calculated internally based on our search, without any third party consultation or validation.

Total Market:
**$7.31T**
Serviceable Market:*
**$1.94T**
Obtainable Market:**
**$97.3B**

* Total Market X 72% suburban or rural X 37% cultural creative
** Serviceable Market X 5% penetration.

The experience of **staying in a Geoship ADU is the first step toward living with your friends and family in community.** Key messages from the 2013 U.N. report indicate to us the **urgent need for hyper-local, self-reliant villages** to prepare for the additional 2 billion people who will be joining our planet by 2050. The global residential construction market is growing at an annual rate of 10.3% and is expected to exceed $7.3T by 2024. **Our market is Cultural Creatives** (a very fast growing customer segment that is currently around 37% of Americans) who live in suburban or rural areas (about 72% of Americans). Cultural creatives

around the world are **looking for new ways of living in community in harmony with nature.**


= Creative Center

## GREEN BUILDING MATERIALS MARKET

**Remodeling**

- Roof Resurfacing
- Concrete Repair
- Exterior Coatings
- Self-leveling Floors
- Countertops
- Decorative Panels

Total Market:

$432B

Serviceable Market:*

$18.58B

Obtainable Market:**

$929M

* Total Market X 4.3% US West Coast.
** Serviceable Market X 5% penetration.

**Construction**

- FireProof Coatings
- 3D Printing
- Structural Insulation Panels
- Cast In Place/Tilt Up Architecture
- Tension Fabric Architecture
- Steel Coatings

**Horticulture**

- Fish Farming
- Hydroponic Systems
- Aquaponic Systems
- Flow Forms
- Pool/Pond Coatings

*Our projection for Serviceable Market and Obtainable Market are calculated internally based on our search, without any third party consultation or validation.*

The global green building materials market is growing at an annual rate of 11.7% and is expected to exceed $432B by 2024. Geoship is first targeting the US west coast, which our research indicates is 4.3% of the global market. The green

building industry has a critical need for resilient and low carbon materials. Bioceramic composites deliver for **a wide variety of applications from fireproofing, to roof replacement, insulation, 4x8 boards, structural beams, concrete resurfacing, 3D printing, and advanced hydroponic systems.**

OUR TRACTION

# We've proven the new market and validated the new technology.



HOMES
FOR THE
DOMELESS
HOUSING FIRST

### Corporate Sponsorship - Homes For The Domeless

In early 2019 **Zappos invested in Geoship**, as a community partner, to demonstrate a **scalable business model for transcending homelessness.** In November 2019 Clark County (Las Vegas) made a Request For Proposals for solutions to the homeless crisis. We **submitted our proposal to Clark County** for multi-year grant funding.

Our strategy combines Geoship regenerative architecture, with City Repair's transitional village building template, and Zappos new work paradigm. We build transitional **villages that embody powerful urban design principles** — to strengthen the original agreements humans formed in the villages where we first came together — **cooperation, community, and creativity**.

Our approach is unlike any other in that **growth is fueled by revenue**, rather than by donations, which makes it **highly scalable**. To learn more about our Homes For The Domeless program, read this summary, which links to the full proposal we made to Clark County.



















Zappos.com · The City Repair Project · PACIFIC DOMES · BUCKMINSTER FULLER INSTITUTE · BIOGEOMETRY · organicarchitect · SPHERICAL · unitism



## Press Coverage and Enthusiastic Customers

Our first press mention was in Fast Company in August 2019. We had 8,900 new website visitors and 2,100 sign ups for **an impressive 24% signup conversion rate and a $320M projected sales funnel — in our first month!** This projected sales funnel is based on an average estimated turnkey price of $153,000 multiplied by 2,100 signups. **These signups were to "Begin the Journey". They are not reservations and were non-deposit.**

"Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

FAST COMPANY

"Homes For The Domeless"

ARCHITECT

"A revolution in safe, sustainable, affordable community architecture."

GOOD NEWS NETWORK

"The domes are built from bioceramic—a sturdy, recyclable material that offsets CO2."

dwell

## Prototypes and Paid Reservations

Developing a new technology and a new market takes time. We built our **first full size engineering prototype in 2015.** It's what the auto industry would call a "development mule" to test various aspects of the product. Rather than sacrificing our social purpose upon the altar of Venture Capital, we bootstrapped. In 2016/2017 we developed the material science and our proprietary manufacturing equipment. We completed most of the CAD work for the 16' dome in 2018, and **prototyped several different mold designs. We have $2.5M in reservations with deposits.** We are not planning to open reservations again until we start pilot production.

production.



### Letter Of Intent - First Regenerative Village

We have a letter of intent from a community in Nevada City, CA. The community has 150 acres of land that's entitled for up to 60 bioceramic homes. The goal of the project is to **demonstrate living in harmony with a fire ecology** in a 500-year ceramic village. Fireproof bioceramic domes could be **the new go-to housing for rural California**.



THE PLATEAU

WHAT WE DO

# Geoship is a vertically integrated home and village building platform.

Our **proprietary technology finally enables mass production of affordable regenerative homes.** We transform raw minerals and hemp fiber mats into finished structures. Our panels are packed into a shipping container and easily assembled on-site by Geoship certified contractors or owner-builders. By sourcing raw minerals, precasting all-ceramic panels, and constructing finished homes, **our approach reduces the costs and inefficiencies that have plagued the home building industry**. In addition to building homes, we supply ceramic materials for a wide variety of applications across the built environment.

Vertical Integrated Construction


Without Geoship
Raw Materials
Manufac-turers
Distri-butors
Dealers/ Retailers
Architects
General Contractors
Home Owners
With Geoship
Raw Materials
Geoship
Geoship Contractor
Home Owners

THE BUSINESS MODEL

## We design and produce affordable regenerative homes without ecological offense or the disadvantage of anyone.



Studios Homes Villages

### Architecture Business Model

Geoship provides software tools so **customers can network into communities and democratize the design build process**. This approach **fills our sales pipeline** with highly motivated and inspired customer communities (potentially **many years in advance**). Customer engagement begins with a learning journey. It continues into a **dome and village configurator to hone the vision and generate shareable media**. The buying process begins with a refundable reservation deposit, followed by two down payments for design then production, and final payment upon shipping. Site work, installations, and finishings are additional revenue sources.



| | Small | Medium | Large |
|---|---|---|---|
| Diameter | 16 ft | 27 ft | 36 ft |
| Height | 11 ft | 16.8 ft | 17 ft |

| Floor Area | 200 sqft | 800 sqft<br>- Includes loft | 1400 sqft<br>- Includes loft |
|---|---|---|---|
| **Base Price*** | $ 29,999 | $ 99,999 | $ 139,999 |
| Turnkey Price** | $ 49,999 | $ 179,999 | $ 229,999 |

\* **Base price** includes: insulated shell, 20 skylights, integral color, floor, door, vents, and electrical system.
\*\* **Turnkey Price** includes: delivery, foundation, installation, interior finishings, and mechanical systems.

The direct material cost of a medium geodesic is approx $9,870 (less with scale). We estimate the direct labor to be approx $6,561 (less with automation). We're targeting a base price of $99k to $129k, yielding **a very high gross margin of over 81%**. Delivery, installation, interior finishing and mechanical systems are additional costs. We plan to build an entire product ecosystem around the ceramic domes.

How are these very high margins possible? Because **our technology bypasses all of the existing product and material supply chains**. Roofing, tar paper, trusses, insulation, lumber, steel, concrete, adhesives, particle board, drywall, paint, siding, and vapor barrier products are **all replaced with bioceramic composites**.

## Materials Business Model

Geoship is partnering with values-aligned organizations to develop new material applications for the building industry. Initially we source raw minerals from the commodities market and outsource the blending and bagging. We plan to sell bags and containers of ceramic materials directly to commercial customers and through retail stores like Home Depot. Geoship will **continue vertically integrating** into green mining, waste stream reclamation, and ceramic recycling — **a cradle to cradle operation.**

HOW WE ARE DIFFERENT ⸻

# Geoship's technology and cooperative business model positions the company as a leader and creates a moat against competition.

Geoship Competitor Analysis'




Affordable
Same Old
New Different
Expensive
> 40,000 Construction Companies

* This analysis was made internally without third party consultation.

**First Mover Advantage**

Geoship is the first mover with bioceramic architecture technology. The company establishes itself as a **purpose-driven thought leader** and catalyzes the evolution of the homebuilding industry. But Geoship is not absolutely the first mover, there is one small company - ACI Precast - that has been building **code-approved ceramic precast structures for over 5 years**. ACI's technology is the new material science but based on older steelcrete technology invented by Tony Ruiz over 35 years ago. **Geoship partner Joe Lacy pioneered the steelcrete technology** with Tony and recently inherited the IP.

**Proprietary Technology**

Geoship has strong intellectual property. The company anticipates filing **hundreds of patents in the next few years**. Proprietary technology includes ceramic material compositions and methods of preparation, mold and tooling technologies, green ceramic manufacturing equipment, and product design features.

**Strong Brand and Partnerships**

Geoship's thought leadership, revolutionary product, vision, values, and cooperative model all add up to **a powerful brand for the 21st century**.

**Cooperative Model**

When Geoship transitions fully into a Multi-Stakeholder Cooperative, ownership benefits will be distributed to people and planet stakeholders (while protecting investor interests), and a purpose-driven trust will be established. We would like to call this a **Profit-For-All Cooperative model,** which 1) **addresses the externalities** of resource extraction 2) serves as a **strategic advantage in sales** 3) creates a **barrier to entry** for competitors 4) is a fundamental way we **operate integrally with our purpose**.

## Multi-Stakeholder Cooperative

Geoship is a regenerative village building platform,
owned by the people, in service to the Earth.



PROFIT
Associates
and Investors

PEOPLE
Customer
Communities

PLANET
Nature

THE VISION

# Transforming the future of home.

Geoship enters the market as a visionary community building brand. **We partner with corporations and cities to transcend homelessness** — generating awareness for our evolutionary technology and business model. Geoship serves ecologically and spiritually focused customers who envision a world that works for 100% of humanity. **Our ultimate market is affordable regenerative homes in next generation communities around the world.**

| | 6-12 Months<br>Pre-Seed | 12-30 Months<br>Seed | 2-4 Years<br>Growth |
|---|---|---|---|
| **Funding required** | $1M | $5M+ | $20M+ |
| **Goal** | Begin pilot production with a capacity of 2 domes/month. | Begin full production with a capacity of 4 domes/day. | Begin decentralized cooperative growth strategy. |

OUR TEAM

# A passionate and talented team on a life mission.

Our team has deep experience in green ceramic manufacturing, human-centered product design, CNC mold making, architecture, social entrepreneurship and more. We are **dedicated to a revolution** in affordable regenerative village architecture—**to reconnect human communities and the natural world**.

WHY INVEST

# It's time to build the more beautiful world our hearts know is possible.

**Geoship has NOT YET delivered any product to customers.** By coming on board now, you help us make everything possible. We've bootstrapped the company for the past five years to minimize your risk. With a major technology corporation on board, multiple panel prototypes, a projected sales pipeline, and a world-class team, we're now looking to crowdfund from a group of purpose-aligned investors.

**With your help, we can finish product development, begin pilot production, and reach profitability in 6-12 months.**

Geoship is addressing the crises of affordable housing, homelessness, and climate change. Once we're in pilot production, growth funding could come from government grants, low interest corporate loans, construction loans, and other incentives. **Invest while you can, on the ground floor of a high growth technology company.** Together we can build this powerful **economic engine for the more beautiful world our hearts know is possible**.



*"If you want to teach people a new way of thinking, don't bother*

*trying to teach them.*
*Instead, give them a tool,*
*the use of which will lead*
*to new ways of thinking."*

*~ Buckminster Fuller*
*(CALL ME TRIMTAB)*



**In the future** *we sure as shift* **won't live in boxes.**

**Disclaimer:** All images above of the bioceramic domes are computer-generated. The product is still in development.



**First Dome Prototype**

We built our first full size engineering prototype (development mule).

**Market Validation**

Testing the waters. We started accepting paid reservations.

**First Corporate Partnership**

Geoship begins partnership with Zappos to transcend homelessness.

**First Significant Fundraise**

Launch Crowd Investing (ANTICIPATED).

**Begin Full Scale Production**

First full size production plant with capacity of 4 domes/day (ANTICIPATED).

May 2015   August 2016   December 2017   July 2018   Jan 2019   August 2019   January 2020   June 2020   November 2021

Material ...   Third ...   First Press ...   Begin Pilot ...

Material
Science
Developed

We developed the
material science and
our proprietary
material handling
equipment.

Third
Generation
Panel

A new mold
technology using
presses and vacuums.

First Press
Coverage

Geoship emerges from
stealth mode.

Begin Pilot
Production

Geoship completes
product development
and begins pilot
production of 2
domes/month
(ANTICIPATED).

## In the Press

FAST COMPANY   3JR NEWS LAS VEGAS   dwell   GOOD NEWS NETWORK   ARCHITECT   FOX 5 KVVU-TV LOCAL. LAS VEGAS.

IJ   designboom'

( SHOW MORE )

## Meet Our Team







**Adam Bierschenk**
Product Engineer

**Bas Kools**
Founder and Creative Director

**Joe Lacy**
Manufacturing Engineer

Adam brings 20 years of experience in CNC mold making, prototype development, and novel manufacturing to the table. Before Geoship he pioneered CNC mold making technologies in the R&D lab of one of the world's top kayak companies. Adam has brought dozens of products from idea conception through manufacturing. Adam also enjoys hiking for months on end through the mountains or bluewater sailing on classic wooden race boats. He is supporting Geoship on an as-needed basis, and plans to become full time when sufficient funds are raised.

With a Master's degree in product design from the #1 design school in the world (RCA), Bas' passion and experience are rooted in human-centered design. Through many years of independent practice in design for public space, education, and products he likes to say — "Design is about redefining the ways we relate to each other, our objects and the world around us". This is an ongoing experiment that he tries to express in the every day through music, friendships, and everything he does... "Dare to care!"



Joe has over 30 years of experience in the construction of thin-shell concrete architecture. Joe has built dozens of alternative concrete prototype homes and six cellular ceramic batch plants. He likes to say "the job will teach you what to do". Joe's mission is to design & build disaster-resistant homes that give their owners AUTONOMY from fossil fuel heating, cooling, and electricity. Joe is supporting Geoship on an as-needed basis, and plans to become full time when sufficient funds are raised.





## Meghan Brookler
### Sales and Social Impact
Meghan operates at the nexus of nutrition, environmental health, real estate, social impact, and her Mission as a Mother to protect the health of our children. Through her extensive experience in real estate, along with a Masters in Nutrition and Integrative Health, she truly understands the dire state of our built environment. "The time is now to make choices that support the earth and all of those living on it. Join me in this movement to BUILD MEANING." Meghan is supporting Geoship on an as-needed basis and plans to become full time when sufficient funds are raised.





## Morgan Bierschenk
### Founder and CEO
Morgan brings entrepreneurial spirit , vision, broad technical knowledge, and years of engineering and program management experience to Geoship. Prior to Geoship, Morgan spent 7 years in various engineering roles at Intel Corporation, followed by 8 years of vagabonding and sailing around the world. When he is not working to build a new future, Morgan enjoys decoding the thought structures that limit our minds and political systems, through time in nature and with his family.





**Ásgeir Guðmundsson**
Geoship Iceland
*Ásgeir is an Icelandic Native.*



**Asha Deliverance**
Dome Market Advisor
*Asha is the founder and*



**Crystal Stokes**
Coach / Advisor
*Crystal blends compassion.*



**David McConville**
Design Science Advisor
*David has served as the*

community visionary, social entrepreneur, and permaculture specialist. Geoship plans to expand soon to Iceland, and Asgeir is laying the foundation.

president of Pacific Domes — the industry leader in geodesic dome manufacturing. Over the last 40 years Asha's company has installed thousands of domes all over the country. Asha is a life-long learner, who actively studies and teaches Vastu Shastra (the science of creation) and Unified Field Theory. Asha is the mother of seven children and a birthday-twin of Buckminster Fuller!

intuition, empathy, playfulness, and nature-sourced presence into her coaching. Through many years of coaching executives, entrepreneurs, and startup teams in Silicon Valley and Vienna, Austria, Crystal's focus is on what she loves most: Authenticity, Freedom and embracing our most natural and radically real self.

Chairman of the Buckminster Fuller Institute for the last 8 years. He is an Earthian researcher, educator, and the co-founder of Spherical Design Studio.





### Dawn Danby
Urban Design Advisor
Dawn traverses scales from green chemistry to urban design. For a decade, she lead Autodesk's sustainable design initiatives and recently founded Spherical Design Studio with David.



### Doreya Karim
BioGeometry Advisor
Doreya is the world's leading expert in the proprietary design language of BioGeometry©— based upon the Ancient Egyptian Science of Harmonics and the modern science of Physical Radiesthesia.



### Eric Corey Freed
Green Building Advisor
Eric is an award-winning architect, author, and global speaker. He is the Founding Principal of organicARCHITECT, a leader in biophilic and regenerative design. He was named one of the "Top 10 Most Influential Green Architects", has over 315,000 LinkedIn followers, is the author of 5 books, and holds a prestigious LEED Fellow award from the US Green Building Council.



### Gregory Kellett
Trust Advisor
Gregory's passion is merging the worlds of neuroscience, habit change and innovation. He's a trained neuroscientist with over a dozen years experience conducting research in brain responsiveness, stress, and the nervous system at California Universities.



### Jeff Mendelsohn
Cooperative Advisor
Jeff pioneered the sustainable materials industry and B-Corp movement with his company New Leaf Paper. Throughout his career, Jeff has advised and invested in companies designed to help humanity live in harmony with each other and with living systems.



### Mark Lakeman
Community Architecture Advisor
Mark is co-founder of The City Repair Project, Principal of Communitecture, and a national leader in the development of sustainable public places. In the last decade, he has directed, facilitated, or inspired designs for more than three hundred new community-generated public places in Portland, Oregon alone.



### Martin Adams
Community Land Trust Advisor
Martin is the author of Land: A New Paradigm for a Thriving World. Its message stands to educate policymakers and changemakers worldwide on a new economic model that takes economics to its proper foundation: the earth itself, the land and all that comes from it.



### Ray Williams
Indigenous Ways Advisor
Ray is a Coast Salish Indigenous Elder and board member of The Seventh Generation Fund, which is dedicated to promoting and maintaining the uniqueness of Native peoples and the sovereignty of tribal Nations. His work in this area was recognized through an International Peace Award from Pax Christi in 1993.





**Reggie Luedtke**

Strategy Advisor

*Reggie was the founder/CEO of Blue Tree Network. When Reggie learned of Māori-led efforts to give a NZ river legal personhood, it became the starting point for his work with EarthEquity, a nonprofit he is starting with Māori leaders within the environmental personhood movement.*





**Richard Riman**

Material Science Advisor

*Richard is currently a tenured distinguished professor at Rutgers University and obtained his PhD in material science from the Massachusetts Institute of Technology. He routinely advises federal agencies and has been awarded dozens of patents on technologies related to green ceramic manufacturing. Richard recently founded SolidiaTech, which was funded by several of the top VC firms.*



## Offering Summary

| | |
|---|---|
| **Company** | Geoship SPC |
| **Corporate Address** | 12255 Red Dog Rd, Nevada City, CA 95959 |
| **Offering Minimum** | $9,999.72 |
| **Offering Maximum** | $106,999.92 |
| **Minimum Investment Amount (per investor)** | $305.10 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 18,518 |
| **Maximum Number of Shares Offered** | 198,148 |
| **Price per Share** | $0.54 |

**Pre-Money Valuation** : $8,996,400.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

--- --- ---

**Voting Proxy.**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

--- --- ---

# Perks*

--- --- ---

BONUS SHARES PERKS **(EARLY INVESTORS)**

– Invest in first **9 days** and receive **45% bonus shares.**

– Invest in first **18 days** and receive **36% bonus shares.**

– Invest in first **27 days** and receive **27% bonus shares.**

– Invest in first **36 days** and receive **18% bonus shares.**

– Invest in first **45 days** and receive **9%** bonus shares.

– Invest in first **54 days** and receive **6% bonus shares.**

– Invest in first **63 days** and receive **3% bonus shares.**

--- --- ---

FREE DOME PERK **(ALL INVESTORS)\*\***

**If we reach our $1 million dollar goal — 3 Investors will be randomly selected to receive one free bioceramic dome.**

\*\*Terms

**1)** One entry for every share purchased.

**2)** Winners will be selected through a transparent lottery within 90 days of completion of this fundraise.

**3)** Domes delivered at start of full scale production (2021/2022).

**4)** Award of Geoship Bioceramic Dome is contingent upon Geoship successfully starting production.

--- --- ---

DOME DISCOUNT PERKS **(ALL INVESTORS)**

Invest > **$999** — for **early access to reservations** and a **$499.50 dome discount**.

Invest > **$9,999** — for **early access to reservations** and a **$4,999.50 dome discount**.

--- --- ---

*All perks occur when the offering is completed.*

--- --- ---

**The 10% Bonus for StartEngine Shareholders**

Geoship SPC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.54/ share, you will receive 110 Common Stock, meaning you'll own 110 shares for $54. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

---

Offering Details

Form C Filings

SHOW MORE

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Geoship SPC to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - <u>Do Not Sell My Personal Information</u>



**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

**Geoship Launch Video Script**

**Personal Story**

What does it feel like to be FULLY alive? We were both on a journey to understand this question. What we found is that it comes down to healthy relationships — with yourself, with nature, and with your community.

So we asked ourselves — WHY should this be so hard and HOW can belonging — and a home on the land — become a basic human right?

**Mission**

We founded Geoship with a mission to design and produce affordable regenerative homes.

**Technology Backstory**

Our technology originates from two of the great minds of our time — the Legendary Material Science Professor Rustum Roy and the Polymath Inventor Buckminster Fuller.

Bucky said the geodesic domes they were building looked like wooden spaceships. He predicted it would take 50-100 years for the material science to catch up to his new geometry. Right on cue — In 2004 — Rusty Roy's new ceramic material science was announced to the world.

**Product: All Ceramic**

Bioceramic domes bypass all conventional building materials. The framing, insulation, and panels are all bioceramic hemp composites — 100% non-toxic and bioactive. The chemical composition is similar to bones and shells.

**Product: Affordable**

This is life-enhancing mass-production technology. It enables the leap onto a whole new housing affordability curve.

**Product: Resilient**

Geoship domes are engineered to last for over 500 years. The ceramic is fireproof to 2,300 degrees and provides no food for mold or insects. The homes can be repaired and resurfaced with the same material. The dome structure is the most hurricane and earthquake-proof structure known to man.

**Product: Zero-Carbon**

Bioceramic domes naturally sequester $CO_2$, maximize energy efficiency, and could be carbon-

negative.

**Product: Healthy**

Bioceramic domes mimic the natural light, water, and electromagnetic environment. They're designed to restore the conditions that humans evolved with on Earth.

**What's the problem?**

When we realized that by revolutionizing homebuilding we're providing solutions to Affordable housing, Homelessness, Climate Change, Chronic Disease, and Loneliness.....our determination went off -- the -- charts — Bioceramic domes are COMING - and it's everybody or nobody.

**Crisis - Affordability**

The Average American can no longer afford a home in 74% of the country and at least 1.4 million Americans experience homelessness each year.

**Crisis - Climate Change**

Building construction and operation accounts for 40% of global $CO_2$ emissions and 40% of landfill waste.

**Crisis - Chronic Disease**

Conventional homes are laden with toxic chemicals and more than HALF have potentially harmful levels of mold.

**Crisis - Disconnection**

Single-family zoning and the boxes we live in disconnect us from one another and the natural world. Loneliness has become a public health crisis.

**Why Us?**

With deep experience in Community Architecture, Green Ceramic Manufacturing, CNC Mold Making, and Human-Centered Design, our team can start bioceramic dome production in 6-12 months.

**Social Proof**

[Zappos Video] [Eric Corey Freed Video]

**Value Proposition**

Bioceramics are a general-purpose technology. We're exploring partnerships for a wide range of applications across the built environment, like fireproofing, hydroponic systems, 3D printing, and infrastructure repair. Almost anywhere polymers like epoxy are used today.

The raw minerals can be harvested from seawater desalination plants, waste-water treatment plants, and many other non-toxic waste stream sources. Old bioceramic panels can be recycled into new bioceramic panels.

**Call To Action - Opportunity**

The mission is exciting, the technology is amazing, but at the end of the day, it comes down to culture and organization.

We're structuring Geoship to become an infinite company, owned by the people, in service to the Earth. Instead of compromising our social purpose for venture capital, we're looking to build a community of purpose-aligned investors.

Together we can transform the future of home, and create a new paradigm of living in harmony with nature.

----------------------------------------------------------------

**LAS VEGAS (FOX5) Video**

Clark County officials saw a proposal for a low-cost homeless housing project on Tuesday.

A start-up company called Geoship submitted the proposal that includes futuristic structures called geodesic domes.

The structures are made of bio-ceramics and fit together much like Legos.

Online retailer Zappos, based in downtown Las Vegas, partnered with Geoship to get the project off the ground.

"The main thing that attracted us to Geoship was they have a very unique solution. It's different, it's thinking outside the box, it's not your typical shelter proposal or even housing proposal," said Tyler Williams of Zappos.

According to the proposal, the domes are fire-proof up to 2,300 degrees Fahrenheit, reflect heat to keep the interior cool during hot Las Vegas summers and are extremely durable.

"The product is very unique in that it is sustainable, it's low cost, it's highly durable, it's super safe. So bio-ceramics to us was a very good approach providing low cost, sustainable shelters," said Williams.

Geoship said it can deliver a 200-square-foot model for $30,000. Clark County officials would first have to award the contract to Geoship before construction can start.

Geoship said if it is given the contract to build, the start-up could break ground in fall 2020.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**FILED**
Secretary of State
State of Washington
Date Filed: 12/26/2019
Effective Date: 12/26/2019
UBI No: 603 373 437

# AMENDED AND RESTATED ARTICLES OF INCORPORATION

# OF

# GEOSHIP S.P.C.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "***Act***"), the following constitutes the Amended and Restated Articles of Incorporation (the "***Articles***") of Geoship S.P.C., a Washington social purpose corporation (the "***Corporation***").

## ARTICLE 1
## NAME

The name of this corporation is Geoship S.P.C.

## ARTICLE 2
## DURATION

This corporation is organized under the Washington Business Corporation Act as a social purpose corporation and shall have perpetual existence.

## ARTICLE 3
## PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:


GEO016-0001 6050406

3.1     To engage in any lawful business.

3.2     The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.

3.3     The specific social purpose of this corporation is to build affordable homes in regenerative communities that nurture the human spirit.

3.4     To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.5     To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

3.6     The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.

## ARTICLE 4
## CAPITAL STOCK

4.1     **Authorized Capital.** The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a)     Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b)     Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

Work Order #: 2019122000627447 - 1

Received Date: 12/26/2019

Amount Received: $80.00

4.2     Issuance of Certificates.  The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3     No Cumulative Voting.  Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4     No Preemptive Rights.  No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5     Quorum for Meeting of Shareholders.  A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy.  In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6     Authorization to Act by Less Than Unanimous Written Consent of Shareholders.  In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act).  No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.7    Reduced Voting Requirements.    The provisions of this Section 4.7 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270.  In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved.  Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution.  In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8    Contracts with Interested Shareholders.  Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a)    The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)    Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9    Ratification by Shareholder Vote.    Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

## ARTICLE 5
## DIRECTORS

5.1    Number of Directors.  Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

5.2    Authority of Board of Directors to Amend Bylaws.    Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3    Contracts with Interested Directors.    Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a)    The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)    Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4    Indemnification of Directors, Officers, Employees and Agents.    The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a)    The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

(b)     The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c)     If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d)     To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.  The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such.  Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e)     If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5     Limitation of Directors' Liability.  To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director.  Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

**ARTICLE 6**
**OTHER MATTERS**

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

6.1     **Amendments to Articles of Incorporation.**  Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute.  All rights of shareholders of the corporation are subject to this reservation.  A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

6.2     **Correction of Clerical Errors.**  The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed this 26th day of July, 2017.

By:

Morgan Bierschenk, Incorporator



Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

## CERTIFICATE TO AMENDED & RESTATED ARTICLES
## OF GEOSHIP SPC

The undersigned, being all of the members of the board of directors (the "**Board**") of Geoship, a Washington corporation (the "**Company**"), acting pursuant to RCW 23B.08.210 without the necessity of formal meetings, hereby waive all notices, statutory and otherwise, and DO HEREBY UNANIMOUSLY ADOPT the following resolutions and DO HEREBY UNANIMOUSLY CONSENT to the taking of the actions therein set forth:

### Amended and Restated Articles of Incorporation

WHEREAS, the Board has determined that it is in the best interests of the Company to amend its Articles of Incorporation to Geoship SPC, as such changes are set forth in the Amended and Restated Articles of Incorporation in substantially the form attached hereto as <u>Exhibit A</u> (the "**Restated Articles**"); now, therefore, it is hereby:

RESOLVED, that the Amended and Restated Articles of Incorporation attached are hereby approved and adopted; and

FURTHER RESOLVED, that the Board Of Directors and the Shareholders of the Company approve and adopt the amendments and restatements contained in the Restated Articles; and

FURTHER RESOLVED, that the officers of the Company and the shareholders approve the Restated Articles; and

FURTHER RESOLVED, that the Restated Articles are approved by the Board Of Directors, and by the shareholders, and the officers of the Company are authorized and directed to execute said Restated Articles and cause it to be filed with the office of the Secretary of State of the State of Washington in accordance with RCW 23B.10.030 and 23B.10.040

### General Authorization

FURTHER RESOLVED, that the officers of the Company are hereby authorized to take all actions that such officer deems necessary or appropriate to carry out the foregoing resolutions.

*[Signature pages follow]*

This Consent may be executed in counterparts, each of which shall be an original, but all of which together shall constitute the same document. Delivery of an originally executed signature page or pages hereto, a counterpart signature page, or a photocopy thereof transmitted by telephone facsimile or similar electronic transmission, shall be as effective as delivery of a manually signed counterpart of this Consent.



Founder, Director, Chief Executive Officer
12/20/2019

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

EXHIBIT A

## AMENDED AND RESTATED
## ARTICLES OF INCORPORATION

### OF

### GEOSHIP S.P.C.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "*Act*"), the following constitutes the Amended and Restated Articles of Incorporation (the "*Articles*") of Geoship S.P.C., a Washington social purpose corporation (the "*Corporation*").

### ARTICLE 1
### NAME

The name of this corporation is Geoship S.P.C.

### ARTICLE 2
### DURATION

This corporation is organized under the Washington Business Corporation Act as a social purpose corporation and shall have perpetual existence.

### ARTICLE 3
### PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

Work Order #: 2019122000627447 - 1

Received Date: 12/26/2019

Amount Received: $80.00

3.1    To engage in any lawful business.

3.2    The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.

3.3    The specific social purpose of this corporation is to build affordable homes in regenerative communities that nurture the human spirit.

3.4    To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.5    To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

3.6    The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.

## ARTICLE 4
## CAPITAL STOCK

4.1    **Authorized Capital.** The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a)    Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b)    Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.2     **Issuance of Certificates.**  The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3     **No Cumulative Voting.**  Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4     **No Preemptive Rights.**  No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5     **Quorum for Meeting of Shareholders.**  A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy.  In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6     **Authorization to Act by Less Than Unanimous Written Consent of Shareholders.**  In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act).  No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

Work Order #: 2019122000627447 - 1

Received Date: 12/26/2019

Amount Received: $80.00

4.7    Reduced Voting Requirements.    The provisions of this Section 4.7 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8    Contracts with Interested Shareholders.    Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a)    The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)    Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9    Ratification by Shareholder Vote.    Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

## ARTICLE 5
## DIRECTORS

5.1    Number of Directors.    Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1

Received Date: 12/26/2019

Amount Received: $80.00

5.2    Authority of Board of Directors to Amend Bylaws.    Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3    Contracts with Interested Directors.    Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a)    The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)    Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4    Indemnification of Directors, Officers, Employees and Agents.    The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a)    The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

(b)     The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c)     If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d)     To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.  The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such.  Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e)     If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5     Limitation of Directors' Liability.  To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director.  Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

6.1     Amendments to Articles of Incorporation.  Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute.  All rights of shareholders of the corporation are subject to this reservation.  A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

6.2     Correction of Clerical Errors.  The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed this 26th day of July, 2017.

By:

Morgan Bierschenk, Incorporator



Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00